Launching: Yayoi Kusama's Rare Bird Motif Inbox ×



YAYOI KUSAMA

DEBUT EXAMPLE, RARE STYLE

This is our first-ever offering featuring Kusama's bird motif, which is incredibly rare at auction.

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Rare Painting Style at Auction

OUR FIRST-EVER BIRD PAINTING

Less than 10 Kusama bird paintings have ever sold at auction. This painting, from 1978, is the earliest known example.



Top-Selling Female Artist

$1B+ SOLD AT AUCTION

Yayoi Kusama is the #1 selling female artist in the entire world based on a career auction turnover total of $1.23 billion.



Source: Ota Fine Arts, Victoria Miro and David Zwimer

Total Auction Sales

$1B+

2025 Auction Sales

$52M

Success for Masterworks Investors

2 EXITS ON MASTERWORKS

We've sold 2 Kusama paintings on Masterworks. Past performance not indicative of future returns. See details below:



17.6%

Annualized Net Return

(1067 Days Held)

$6.1K

Net Profit from $10K



13.4%

Annualized Net Return

(801 Days Held)

$3.2K

Net Profit from $10K

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View Offering Circular Below

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exits featuring offerings by Yayoi Kusama not included in set of similar sales to live offering (Masterworks 534). Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 14.6%, 17.6%, and 17.8% on works held longer than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.